FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2023 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2023 Earnings presentation

Earnings Presentation — 9M’23 25 October 2023

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2023 Financial Report, published on 25 October 2023 (https://www.santander.com/en/shareholders-and-investors/financial- and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information The following important factors (and others described elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Index 9M'23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

9M'23 highlights

Strong 9M results with 9mn new customers YoY contributing to a double-digit revenue increase

ONE TRANSFORMATION driving **efficiency improvement** and **profitable** growth

Further **strengthened our balance sheet,** with solid credit quality metrics and higher capital ratio

Delivering double digit **value creation** and rising **shareholder remuneration**

Q3 Attributable Profit	9M Attributable Profit
€2.9bn	**€8.1bn**
+20% vs. Q3'22	+11% YoY

RoTE	EPS
14.8%	**+17%**
+126bps YoY	YoY

CoR	FL CET1
1.13%	**12.3%**
+0.14pp YTD	+0.2pp YoY

TNAVps + DPS	Cash DPS
+12%	**+39%**
YTD	YoY

Santander

Note: In constant euros: 9M Attributable Profit +13% YoY; 9M Revenue +13% YoY; Q3 Attributable Profit +26% vs. Q3'22.
TNAVps + DPS includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend approved in September that will be paid in November 2023.

5

6 Profit increased in 9M'23, supported by customer revenue and efficiency improvement, with double-digit growth in net operating income 2,543 2,351 2,422 2,289 2,571 2,670 2,902 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Q3 € mn Attributable profit Attributable profit (Constant € mn) +9% QoQ +20% 2,613 2,285 2,331 2,261 2,549 2,655 2,939 P&L Constant € million 9M'23 9M'22 % NII 32,139 28,460 13 Net fee income 9,222 8,867 4 Other income 1,734 1,302 33 Total revenue 43,095 38,629 12 Operating expenses -18,961 -17,595 8 Net operating income 24,134 21,034 15 LLPs -9,037 -7,491 21 Other results* -2,321 -1,782 30 Attributable profit 8,143 7,316 11 Current 38 13% 16 6 14 13 10 16 21 Note: Underlying P&L. (*) Including the temporary levy in Spain (-€224mn) in Q1’23.

7 Revenue1 Efficiency ratio CoR FL CET1 RoTE 9M'232023 targets On track to deliver on our 2023 financial targets Double-digit growth 44-45% <1.2% >12% >15% +13% 44.0% 1.13% 12.3% 14.8% Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. (1) YoY change in constant euros.

8 FL CET1 TNAVps + Cash DPS € per share 4.26 4.75 Dec-22 Sep-23 3 Interim distribution in Nov-23 Cash dividend per share of €8.10 cents +39% YoY Current share buyback programme4 €1,310mn Building up capital organically and delivering double-digit value creation with higher shareholder remuneration Since 2021 and including the full current share buyback authorized, Santander will have repurchased c.9% of its outstanding shares (1) Gross organic generation net of regulatory charges and other charges. (2) Impact corresponding to cash dividend accrual (33 bps) and buybacks (36 bps) announced during the first nine months of the year. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (3) TNAVps + DPS includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend approved in September that will be paid in November 2023. (4) Amount equivalent to c. 25% of the Group’s underlying profit in the first half of 2023. The implementation of the remainder of the shareholder remuneration policy for 2023 is subject to the appropriate corporate and regulatory approvals. 12.3 -0.69 12.0 +0.92 Dec-22 Net organic generation Shareholder remuneration Sep-23% 1 2 +0.3pp +12%

9 Improving efficiency due to the execution of One Transformation and extracting value from our Global & Network businesses • Multi-Latin/Multi-European: +53% 9M’23 revenue YoY growth • WM&I: collaboration with CIB and Corporates $160mn YTD (+13%) • Auto: expansion of OEM agreements • Global approach to technology: c.€124mn efficiencies YTD - Gravity (back-end) efficiencies - Global vendor agreements - IT&Ops shared-services • Product simplification: 8% fewer products YTD • 55% products/services digitally available: +10pp YTD • In US, c.$114mn efficiencies captured YTD in Consumer and Commercial 200-250 bps c. 42% 100-150 bps 50-75 bps -117 bps -39 bps -29 bps FY’22 One Transformation Global & Network businesses Global Tech capabilities & others 2025 target 9M’23 45.8% FY’22 45.8% Execution YTD Efficiency Reminder from Investor Day Efficiency 44.0% 9M’23 or latest available data.

One Transformation driving simplification, reducing cost to serve and increasing transactionality

9M'23 data (or latest available). Changes in constant euros



Simplification	Process automation	Best-in-class Tech Platform
Cost[1] per active customer **-2%** YoY	**# Operational FTEs** per mn customers **-5%** YTD	**Gravity** Deployed in 3 countries and SCIB **75bn** Transactions YTD
Revenue per active customer **+11%** YoY	**Transactions** per active customer **+12%** YoY	**Debit Global Cards platform** completed

Santander

(1) In real terms.

10

Global and Network businesses: revenue growing above Group

9M'23 data. Changes in constant euros

	SCIB	WM&I	Payments	Auto
	Network revenue	PB network AuMs	# Transactions	Auto loans and leases
	€3.0bn	€52bn	26bn	€179bn
	+27%	+12%	+15%	+7%
Total revenue	**+21%**	**+22%**[1]	**+23% PagoNxt**	**-4%**
ID Targets (CAGR 22-25)	c.10%	c.10%	c.30% PagoNxt	c.7%

Santander

Note: total transactions include merchant payments, cards and electronic A2A payments.

(1) It includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network.

11

12 Progressing towards our 2025 profitability targets Europe South America North America Digital Consumer Bank Group DCB 2025 Target9M'23 SCIB WM&I RoTERoTE EBITDA Margin 2025 Target9M'23 2025 Target9M'23 19.6% >30% 1 14.8% c.15% 10.4% c.15% 14.8% c.19% 11.3% c.15% 14.8% 15-17% 28.4% >20% 92.1% c.60% (1) Adjusted RoTE: US adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%.

13 Index 9M'23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

Double-digit revenue growth backed by good customer activity across businesses and regions

Total revenue


Constant € mn
Total revenue
Other income
NII + Fees
+15%
12,517
12,467
13,014
13,431
13,889
14,219
14,987
Q1'22
Q2
Q3
Q4
Q1'23
Q2
Q3
Total revenue
+13%
37,997
+2,777
+1,115
+784
+151
-243
+514
43,095
+12%
+21%
+22%
+23%
-4%
9M'22
Retail
SCIB
WM&I1
PagoNxt
Auto
CC
9M'23
YoY growth

Revenue trends

Group performance

- **>95% of total revenue is customer related** which drives the vast majority of total revenue growth
- **Good margin management** in a context of higher interest rates in Europe and **solid fee performance** in North and South America

By business

- **Strong revenue increase YoY** with all businesses growing double-digits except auto:
  - **Retail** +12% driven by higher NII (Europe and Mexico) and net fee income (South America and Mexico)
  - **SCIB** up 21%, supported by good performance across products, especially transactional business
  - **WM&I** increased 22%, mainly driven by NII from strong commercial activity, interest rates and insurance fees
  - **PagoNxt** grew 23% backed by good merchant performance
  - **Auto** remained affected by negative interest rate sensitivity
- Higher liquidity buffer remuneration and lower negative impact from FX hedging in the Corporate Centre

Santander

Note: Retail excluding Auto and fees ceded to commercial network. Breakdown by business following Investor Day criteria.
(1) It includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network.

14

NII and NIM up YoY, supported by volumes and margin improvement

Net interest income and NIM



NIM
Quarterly
2.45%
2.52%
2.56%
2.56%
2.63%
2.74%
2.82%
+19%
NII
Constant € mn
8,976
9,232
9,577
10,062
10,090
10,647
11,402
Q1'22
Q2
Q3
Q4
Q1'23
Q2
Q3
NIM
2.51%
+1.34
+0.15
-1.19
-0.08
2.73%
9M'22
Asset yields
Asset volumes
Liability costs
Liability volumes
9M'23

NII drivers

NII

- **NII growth of 7%** in the quarter
- **NII growing YoY** in Europe and North America:
  - **Europe (+32%)** and **Mexico (+13%)**, driven by positive sensitivity to interest rates
  - **DCB** (+5%) as volume growth and active loan repricing offset negative interest rate sensitivity
  - **South America** trends turning positive

Margins

- **NIM consistently improving QoQ**, driven by asset repricing and contained cost of deposits
- **Positive NII sensitivity** ahead of guidance, reflecting the strength of our European franchises, mostly funded with stable retail deposits

Note: NIM = NII / Average earning assets.
Changes in constant euros.

Santander 15

Net fee income grew driven by customer activity and value-added products, with 42% of total fees from Global and Network businesses

Net fee income



Constant € mn
+9%
2,849
2,949
2,898
2,931
3,027
3,036
3,160
Q1'22
Q2
Q3
Q4
Q1'23
Q2
Q3
+6%
8,696
+173
+220
+35
+77
+24
-3
9,222
+5%
+15%
+1%
+12%
+5%
9M'22
Retail
SCIB
WM&I[1]
PagoNxt
Auto
CC
9M'23
YoY growth

Net fee income drivers

YoY % changes in constant euros

Retail	• **Active customers** increased by **2.1mn YoY** • **Transactionality** and well-targeted services to segments
SCIB	• **Double-digit growth** across regions and businesses • Strengthening value-added services
WM&I	• **Private Banking** CAL increased 14% YoY • **SAM:** third quarter in a row with positive net sales • **Insurance** gross written premiums grew 5% YoY
PagoNxt	• Strong **total payments volume growth** (+24% YoY) backed by Brazil, Europe and Mexico
Auto	• **Increased activity** across the board • Good performance in **Mexico and the US**

Note: Retail excluding Auto and fees ceded to commercial network. Breakdown by business following Investor Day criteria.
(1) It includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network.

Santander 16

Focus on One Transformation and efficiency, resulting in positive jaws

Costs



Efficiency
Quarterly
45.0% 46.0% 45.6% 46.6% 44.1% 44.3% 43.6%
Costs
Constant € mn
5,553 5,719 5,902 6,294 6,101 6,298 6,563
Q1'22 Q2 Q3 Q4 Q1'23 Q2 Q3



+10% (-0.5% in real terms[1])
17,174
+425
+348
+857
+147
+11
18,961
-0%
+2%
-2%
+1%
-0%
9M'22
Europe
North America
South America
DCB
CC
9M'23
YoY growth in real terms[1]

Costs and efficiency drivers

Efficiency improved

- Transformation towards **simpler and more integrated models** keeps driving efficiency improvements
- **Transformation investments (technology)** in 9M'23 reached €1.8bn
- 9M'23 Group **efficiency improved 1.5pp YoY to 44.0%** mainly driven by Europe (-6.3pp)

Costs

- **Slightly down in real terms**
- Flat in **Europe**, **DCB** affected by strategic growth initiatives
- **North America** performance reflecting our efforts to accelerate transformation and growth
- **South America** growing below inflation despite impacts from salary agreements and tech investments

Santander

(1) Costs in real terms exclude the impact from weighted average inflation.

17

18 2,184 2,601 2,695 3,000 2,892 2,888 3,257 Q1'22 Q2 Q3 Q4 Q1'23 Q2 Q3 0.77% 0.83% 0.86% 0.99% 1.05% 1.08% 1.13% Credit quality remains robust, on track to achieve Group 2023 CoR target Credit quality drivers Group NPL and stages • Credit quality remains robust supported by record low unemployment in most countries • NPL ratio stood at 3.13% (3.08% Sep-22) with NPL coverage and stages fairly stable • Most of the Group’s provisions (76%) are related to retail1 CoR Constant € mn LLPs LLPs and credit quality • Spain credit quality remains under control with NPL and CoR improving YoY • CoR in the UK and DCB slightly up from very low levels in Sep-22 • Poland impacted by CHF mortgages YoY • Mexico CoR up YoY at comfortable levels • US CoR (1.77%) up, in line with expectations • Brazil: NPL and CoR improved again QoQ Detail by country Sep-22 Jun-23 Sep-23 NPL ratio 3.08% 3.07% 3.13% Coverage ratio 70% 68% 68% Stage 1 €1,030bn €1,011bn €1,002bn Stage 2 €70bn €75bn €77bn Stage 3 €36bn €35bn €36bn Other credit quality metrics Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. (1) Excluding Auto.

19 555 249 153 204 Customer funds 336 162 138 248 133 Customer loans Diversified commercial banking model funded with stable retail deposits SCIB SMEs & Corp Consumer & others Auto Individual mortgages Loan portfolio and customer funds Sep-23 SMEs, Corp & Other SCIB Mutual funds +5%€1,017bn €1,160bn-2% -4% +8% +5% -11% +3% Individual +3% +9% +11% Individuals Sep-23 Time 31% Insured >80% Total deposits1 Deposits from individuals Total deposits by product Transactional c.75% Deposit structure -2% Note: Management breakdown. YoY % changes in constant euros. (1) % transactional deposits under LCR criteria.

CET1 well above our target of >12%, driven by strong capital generation, with profitable front-book growth >15% RoTE

Q3'23 FL CET1 performance



%
12.2
+0.45
-0.12
+0.04
-0.13
12.5
-0.21
12.3
Jun-23
Gross organic generation
Cash dividend accrual[1]
Regulatory & models
Markets & others
Share buyback
Sep-23

Maximize capital productivity

Sep-23 estimates

Front book pricing RoRWA of new book	2.7%
Asset rotation and **risk transfer** activities RWAs mobilized vs. total RWAs	10%
% RWAs with RoRWA > CoE	84%

Santander

(1) Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

20

21 Index 9M'23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

22(1) vs. 2022 interim cash dividend. Well-positioned to create shareholder value and deliver sustainable profitability 9M'23 >12% FL CET1 14.8 RoTE +17% EPS +12% TNAVps + DPS YTD Completed our changes to a simpler & more integrated model through ONE TRANSFORMATION that will accelerate efficiency and profitable growth Our resilient balance sheet and stronger capital base, create strong foundation for growth, value creation and shareholder remuneration These results, together with the strong business momentum we see coming into the fourth quarter, put us on track to achieve our 2023 targets We increased our profitability YoY, supported by customer growth and double-digit increase in revenue +39%1 Cash DPS The execution of our strategy and the progress we are making with our global platforms, together with our in-country leadership, make us confident that we can continue to grow the business and increase profitability

23 Index 9M'23 Highlights & progress on our strategy 1 Final remarks 3 Appendix 42 Group review

24 Appendix Investor Day 2025 targets summary and our last step towards ONE SANTANDER Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

One Transformation driving double-digit growth in value creation

		2022	9M'23	2025 targets
Profitability	RoTE (%)	13.4	14.8	15-17
	Payout (Cash + SBB)[1] (%)	40	50	50
	EPS Growth (% CAGR 22-25)	23	17	Double-digit
Customer centric	Total customers (mn)	160	166	c.200
	Active customers (mn)[2]	99	101	c.125
Simplification & automation	Efficiency ratio (%)	45.8	44.0	c.42
Network contribution	Global & network businesses' contribution to total revenue (%)	>30	38	>40
	Global & network businesses' contribution to total fees (%)	c.40	42	>50
Customer activity	Transactions volume per active customer (%)[3]	-	+12	c.+8
Capital	FL CET1 (%)	12.0	12.3	>12
	RWA with RoRWA>CoE (%)	80	84	c.85
ESG[4]	Green financed raised & facilitated (€bn)	94.5	105.9	120
	Socially responsible Investments (AuM) (€bn)	53	64	100
	Financial inclusion (# People, mn)	-	1.3	5
	Women in leadership positions (%)	c.29	30.8	35
	Equal pay gap (%)	c.1	-	c.0
TNAVps+DPS (Growth YoY)		+6%	+10%	Double-digit growth average through-the-cycle

(1) Target payout defined as c.50% of group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(2) Those customers who meet transactionality threshold in the past 90 days.
(3) Total transactions include merchant payments, cards and electronic A2A payments.
(4) Not taxonomy. Green finance raised & facilitated (€bn): since 2019. Financial inclusion (#people, mn): starting Jan-23. Does not include financial education.

Santander

25

We recently completed our last step towards ONE SANTANDER, creating a simpler, more efficient operating model

Our journey began in 2015 with SCIB leading the way

2015
First Global business
Build a global platform sharing one single infrastructure across our footprint
SCIB

2017
Forged a new Global business
Promote a service model for clients, leveraging Group scale and capabilities
WM&I

2021
PagoNxt & Cards, 2 global payments platforms
Bring global merchants & SMEs (Getnet / OneTrade) into a single infrastructure
Payments

2021
DCB as a first step in personal finance
Bring together our digital bank and SCF
DCB

2022
ONE Transformation for three countries
Now globally for all individuals and self employed
Retail

2023
Global product factory / infrastructure
Global SMEs, Corporates & Institutional factories along with Retail
Commercial

Santander 26

27 Appendix Investor Day Targets summary and our last step towards ONE SANTANDER Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary The other information in the Appendix regularly provided each quarter can be found in the document entitled "Supplementary Information", published together with this presentation on the Group's corporate website

28 Primary segments Detail by region and country

Europe

Highlights

- On track to achieve our key **transformation projects** such as One App, tech commonality and shared services
- **Customer growth continued** in the region (+970k YoY)
- **Loans** affected by lower demand from companies and early repayments, particularly in mortgages. **Deposits** flat YoY and +2% QoQ with a significant migration to time deposits
- **Double-digit profit growth** supported by **strong NII** backed by margin management, positive balance sheet sensitivity to higher interest rates and solid CIB performance. **Efficiency gains and active risk management**
- **Positive trends continued QoQ as profit rose 21%** fuelled by asset repricing, disciplined deposit pricing and cost control

Key data and P&L

Loans	Deposits	Mutual Funds
€552bn -7%	€609bn 0%	€101bn +9%

Efficiency	CoR	RoTE
41.1% -6.3pp	0.44% +8bps	14.8% +5.6pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	4,222	5.9	**11,787**	32.1	31.0
Net fee income	1,084	0.5	**3,328**	-3.2	-3.3
Total revenue	**5,765**	**8.5**	**16,228**	**23.0**	**22.3**
Operating expenses	-2,291	2.9	**-6,673**	6.8	6.0
Net operating income	**3,474**	**12.5**	**9,555**	**37.6**	**37.0**
LLPs	-662	2.0	**-1,951**	10.9	10.8
Attributable profit	**1,640**	**21.3**	**4,176**	**48.7**	**47.2**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander
Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

29

Spain

- Strong YoY **growth in customers** (+744k) **and stable deposits.** Loan volumes affected by prepayments and lower demand
- **Profit +68%** driven by higher NII, boosted by **active pricing management** in a context of interest rates hikes, **efficiency gains** and **strong risk metric improvements**
- **Similar trends QoQ:** higher NII and lower LLPs

Loans	Deposits	Mutual Funds
€231bn -10%	**€306bn** 0%	**€75bn** +5%

Efficiency	CoR	RoTE
40.1% -8.4pp	**0.62%** -9bps	**14.7%** +7.3pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22
NII	1,741	2.4	**4,903**	56.4
Net fee income	635	-4.0	**2,047**	-5.7
Total revenue	**2,678**	**4.4**	**7,791**	**28.6**
Operating expenses	-1,088	6.1	**-3,127**	6.3
Net operating income	**1,591**	**3.3**	4,664	**49.6**
LLPs	-377	-3.1	**-1,180**	-3.9
Attributable profit	**722**	**8.4**	**1,854**	**68.0**

(*) € mn and % change.

UK

- Higher rates continued to affect **loan** volumes, while **deposits** were flat YoY with a higher weight of saving accounts
- **Profit up** YoY supported by NII, on the back of higher rates, good cost control and CoR at low levels
- **Profit QoQ** affected by higher LLPs impacted by the update of housing market outlook. **Net operating income up 13%**

Loans	Deposits	Mutual Funds
€238bn -5%	**€220bn** 0%	**€7bn** +1%

Efficiency	CoR	RoTE
48.2% -1.6pp	**0.12%** +10bps	**14.0%** +2.7pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	1,344	2.2	**3,927**	9.3	6.3
Net fee income	97	13.6	**264**	-8.1	-10.6
Total revenue	**1,486**	**5.7**	4,245	**8.3**	**5.3**
Operating expenses	-684	-2.0	**-2,047**	4.8	1.9
Net operating income	**803**	**13.3**	2,198	**11.7**	**8.7**
LLPs	-126	186.5	**-229**	0.6	-2.2
Attributable profit	**425**	**-0.6**	**1,243**	**12.3**	**9.2**

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

30

Portugal

- **Loan** volumes under pressure from higher rates. **Excellent liquidity management,** with cost of deposits under control, in a context of early redemption of loans
- **Profit +68% YoY** with strong NII, costs under control, significant efficiency gains and robust credit quality
- **Net operating income rose 53% QoQ** backed by solid revenue. **Profit QoQ** benefited from Q2 regulatory charges

Loans	Deposits	Mutual Funds
€38bn -7%	€36bn -10%	€4bn +10%

Efficiency	CoR	RoTE
28.7% -11.6pp	0.17% +29bps	23.1% +9.9pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22
NII	439	40.0	**1,014**	96.6
Net fee income	117	5.3	**352**	-3.7
Total revenue	**575**	**37.2**	**1,398**	**49.9**
Operating expenses	-137	3.2	**-401**	6.7
Net operating income	438	**52.9**	997	**79.1**
LLPs	-25	20.7	**-59**	532.4
Attributable profit	**283**	**100.0**	**604**	**67.6**

(*) € mn and % change.

Poland

- **Loans increased** mainly driven by consumer lending, SMEs and corporates. **Deposits grew across segments**
- **Profit up YoY** supported by revenue (NII – active funding cost management) and efficiency improvement, which allowed us to absorb additional CHF mortgage provisions
- **Profit up QoQ** mainly driven by revenue growth and lower CHF provisions

Loans	Deposits	Mutual Funds
€32bn +2%	€42bn +10%	€4bn +33%

Efficiency	CoR	RoTE
26.5% -2.1pp	1.98% +91bps	18.9% +8.8pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	662	5.3	**1,871**	28.8	31.3
Net fee income	148	1.9	**437**	6.2	8.3
Total revenue	**835**	**6.0**	**2,344**	**29.2**	**31.7**
Operating expenses	-217	3.9	**-622**	19.7	22.0
Net operating income	617	**6.8**	1,722	**33.0**	**35.6**
LLPs	-132	-32.2	**-475**	60.8	63.9
Attributable profit	**208**	**33.9**	**529**	**126.4**	**130.8**

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

31

32 • Focus on the most profitable segments and on promoting Group network collaboration • Attracting new customers, supported by our enhanced customer experience through tailored products and services • Strong performance in loans and deposits in both countries • Revenue growing YoY driven by NII (interest rates and volumes) and fees in Mexico, which more than offset higher funding costs in the US • Costs affected by transformation and strategic growth investments, partially offset by cost control initiatives • Profit impacted by LLP normalization in retail portfolios and seasonality in Auto in the US, in line with expectations Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros). North America Loans Deposits Mutual Funds €165bn +4% €143bn +10% €29bn -4% 48.0% +1.0pp 1.91% +79bps 10.4% -1.2pp Efficiency CoR RoTE Underlying P&L* Q3'23 % Q2'23 9M'23% 9M'22% 9M'22¹ NII 2,602 3.2 7,533 3.0 6.1 Net fee income 560 -1.4 1,637 6.6 12.9 Total revenue 3,391 1.8 9,807 5.5 8.7 Operating expenses -1,648 4.1 -4,707 8.0 11.1 Net operating income 1,743 -0.3 5,100 3.3 6.6 LLPs -1,077 47.4 -2,608 52.6 56.6 Attributable profit 554 -25.0 1,900 -19.0 -16.4 (*) € mn and % change in constant euros. (1) % change in current euros. Highlights Key data and P&L

US

- **Stable and diversified deposit base growing 8% YoY** (time deposits). **Lending up** driven by Auto, Multifamily and CIB
- **YoY and QoQ profit trends** affected by LLP normalization (in line with expectations) and transformation costs.
- Excluding transformation costs, profit and RoTE aligned with expectations, **on track to reach ID target returns**

Loans	Deposits	Mutual Funds
€117bn +4%	€97bn +8%	€12bn -10%
Efficiency	**CoR**	**RoTE[2]**
49.9% +3.4pp	1.77% +89bps	11.3% -7.5pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	1,414	-1.5	4,314	-3.2	-5.1
Net fee income	189	-5.4	579	0.5	-1.5
Total revenue	1,818	1.2	5,442	-2.0	-4.0
Operating expenses	-915	3.2	-2,714	5.1	3.0
Net operating income	903	-0.8	2,728	-8.2	-10.0
LLPs	-764	73.8	-1,769	63.0	59.8
Attributable profit	198	-45.8	865	-40.8	-41.9

(*) € mn and % change in constant euros.

(1) % change in current euros.

Mexico

- **Successful customer attraction strategy** reflected in strong YoY growth in customers (+708k), loans (+5%) and deposits (+17%)
- **Excellent profit and profitability** performance supported by double-digit revenue growth, improved efficiency and low CoR
- **Positive revenue trends** continued in Q3

Loans	Deposits	Mutual Funds
€49bn +5%	€46bn +17%	€17bn +2%
Efficiency	**CoR**	**RoTE**
42.7% -1.6pp	2.34% +48bps	17.6% +1.0pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	1,186	9.8	3,213	12.5	25.7
Net fee income	356	-0.3	1,019	9.8	22.6
Total revenue	1,555	2.6	4,318	16.7	30.4
Operating expenses	-681	5.6	-1,845	12.6	25.7
Net operating income	874	0.3	2,473	20.0	34.1
LLPs	-312	6.1	-834	34.5	50.2
Attributable profit	403	-3.3	1,163	19.1	33.1

(*) € mn and % change in constant euros.

(1) % change in current euros.

Santander

Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros).
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 7.4%.

33

34 South America Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros). • We are focusing on increasing the value added to the Group and promoting synergies across our global and regional businesses • Customer growth (c.7.5mn YoY) and higher transactionality • Solid performance in loans, deposits and mutual funds with a strengthened risk model • Profit down YoY due to rising costs and LLPs. Revenue up backed by higher NII, fees and gains on financial transactions, which more than offset negative impact of hyperinflation adjustment • Profit QoQ benefited from positive top line, which more than offset cost increase with LLPs fairly stable €162bn +5% €137bn +12% €70bn +21% 39.1% +2.8pp 3.30% +19bps 14.8% -5.2pp Loans Deposits Mutual Funds Efficiency CoR RoTE Underlying P&L* Q3'23 % Q2'23 9M'23% 9M'22% 9M'22¹ NII 3,356 11.7 9,833 8.2 0.0 Net fee income 1,264 9.5 3,659 18.1 9.2 Total revenue 4,604 5.7 13,641 6.2 0.2 Operating expenses -1,798 8.0 -5,332 19.1 8.0 Net operating income 2,806 4.3 8,310 -0.7 -4.2 LLPs -1,301 0.7 -3,841 7.0 5.7 Attributable profit 871 42.3 2,329 -15.8 -19.2 (*) € mn and % change in constant euros. (1) % change in current euros. Highlights Key data and P&L

Brazil

- **Growth in loans** (individuals and SMEs) **and deposits** (time)
- **Profit down YoY** affected by negative NII sensitivity, lower gains on financial transactions (lower market activity), inflation and higher provisions. Fees up driven by transactionality
- **In Q3,** strong NII and fee performance with controlled costs, lower level of LLPs and lower losses in other results

Loans	Deposits	Mutual Funds
€101bn +3%	€89bn +12%	€54bn +16%

Efficiency	CoR	RoTE
34.8% +3.7pp	4.67% +21bps	13.7% -6.9pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	2,327	5.3	6,612	-1.3	-0.9
Net fee income	902	3.6	2,577	6.5	6.8
Total revenue	3,336	2.0	9,616	-0.9	-0.6
Operating expenses	-1,138	-0.5	-3,345	10.8	11.2
Net operating income	2,197	3.3	6,271	-6.2	-5.9
LLPs	-1,121	-2.3	-3,284	3.4	3.7
Attributable profit	603	70.1	1,426	-29.9	-29.6

(*) € mn and % change in constant euros.
(1) % change in current euros.

Chile

- Continued **business transformation** to offer the best products and services
- **Profit YoY** impacted by negative NII sensitivity. Solid performance in fees (payments & insurance), costs (-8% in real terms) and CoR
- **QoQ** impacted by lower revenue with costs and provisions fairly stable

Loans	Deposits	Mutual Funds
€44bn +2%	€29bn -2%	€10bn +16%

Efficiency	CoR	RoTE
45.5% +7.4pp	0.87% -0bps	14.1% -7.5pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	241	-26.9	968	-34.5	-32.8
Net fee income	133	-12.8	449	28.4	31.7
Total revenue	465	-19.7	1,694	-14.6	-12.4
Operating expenses	-251	0.1	-771	2.0	4.6
Net operating income	214	-34.6	922	-24.9	-22.9
LLPs	-84	4.2	-287	-3.6	-1.1
Attributable profit	87	-47.0	417	-26.3	-24.4

(*) € mn and % change in constant euros.
(1) % change in current euros.

Santander Note: 9M'23 data and YoY changes (loans, deposits and mutual funds in constant euros).

35

36Note: 9M'23 data and YoY changes (profit, loans, deposits and mutual funds in constant euros). Argentina • #1 NPS, with one of the best rated apps among local banks • Profit up YoY driven by strong revenue growth and efficiency improvement • Solid performance in Q3 across P&L lines Argentina y Uruguay • Focus on digital expansion in Uruguay and on joint initiatives between CIB and Corporates in Peru and Colombia • Profit up YoY on the back of c.25% revenue growth in all three countries • High profitability: double-digit RoTEs Uruguay, Peru and Colombia Loans Deposits Mutual Funds 22 9M'23 62 9M'23 131 9M'23 Uruguay Peru Colombia RoTEs € mn Attributable profit +29% +19% +11% €6bn +150% €9bn +114% €5bn +194% 49.7% -7.6pp 4.09% +121bps 39.5% +17.7pp 23.5% +2.2pp 23.2% +1.0pp 15.1% -2.1pp Efficiency CoR RoTE Underlying P&L* Q3'23 % Q2'23 9M'23% 9M'22% 9M'22¹ NII 629 69.8 1,767 236.0 31.1 Net fee income 164 80.3 446 156.6 0.2 Total revenue 543 68.5 1,572 185.0 11.2 Operating expenses -260 60.4 -781 147.3 -3.5 Net operating income 283 77.1 791 235.5 30.9 LLPs -47 50.3 -143 246.4 35.2 Attributable profit 154 104.8 406 345.6 73.9 (*) € mn and % change in constant euros. (1) % change in current euros.

DCB Digital Consumer Bank

Highlights

- We **continue to reinforce our leadership in mobility** though new strategic alliances, our leasing & subscription businesses
- **Leasing contracts grew +17% YoY,** consumer financing including BNPL grew 5%. New lending up 5% (+7% in auto)
- **Revenue up 6% YoY and 7% QoQ, driven by NII** as we actively reprice loans and grow customer deposits to compensate interest rate sensitivity and higher funding costs. Fees impacted by regulatory changes
- We are **investing in transforming the model** (new leasing and BNPL platforms) and business growth (acquisition of MCE Bank Germany). **Costs rose 1% in real terms**
- **CoR normalizing** and remains at low levels (inc. CHF provisions)

Key data and P&L

New lending	Loans	Customer Funds
€40bn +5%	**€131bn** +9%	**€70bn** +18%
Efficiency	**CoR**	**RoTE**
48.3% +0.7pp	**0.60%** +17bps	**11.3%** -1.4pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
NII	1,069	5.3	3,110	4.6	2.6
Net fee income	210	3.4	604	-3.5	-3.9
Total revenue	1,411	7.0	4,069	6.4	4.7
Operating expenses	-652	-0.7	-1,967	8.1	6.1
Net operating income	759	14.5	2,103	4.8	3.4
LLPs	-225	0.7	-640	52.6	49.2
Attributable profit	302	8.5	823	-7.8	-9.4

(*) € mn and % change in constant euros.

(1) % change in current euros.

Note: 9M'23 data and YoY changes (loans and customer funds in constant euros).

Santander 37

38 Corporate Centre • NII improved significantly driven by the higher liquidity buffer remuneration as a result of the rising interest rates • Lower negative FX hedging impact resulted in lower losses on financial transactions • Slight decrease in LLPs and other provisions Underlying P&L* 9M'23 9M'22 NII -124 -510 Gains/losses on financial transactions -473 -624 Operating expenses -283 -272 LLPs and other provisions -101 -121 Tax and minority interests -50 -25 Attributable profit -1,084 -1,583 (*) € mn. Highlights Income statement

39 Secondary segments Detail on CIB, WM&I, PagoNxt and Card businesses

Corporate & Investment Banking

- **Strong performance of the US franchise** with relentless focus on the execution of our growth strategy
- **Double-digit revenue growth YoY** across regions and businesses with fees increasing 15% and strong network collaboration revenue (+27% YoY)
- SCIB maintains **best-in-class efficiency and capital profitability** levels, with profit growing 22% and RoTE increasing 4pp YoY to 28%. SCIB contributes 29% to Group's profit

Total fees	Profit	RoTE
€1,704mn +15%	€2,680mn +22%	28% +4pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
Total revenue	2,126	3.0	6,479	20.8	16.2
Net operating income	1,262	-3.3	4,105	22.3	16.3
Attributable profit	804	-3.4	2,680	21.7	13.6

(*) € mn and % change in constant euros.

(1) % change in current euros.

Wealth Management & Insurance

- **Strong growth in contribution to Group profit** (+26% YoY) in a capital-light business, reflected in an RoTE of 92%
- **Attributable profit +62% YoY:**
  - **PB: outstanding growth (x2 PAT)** on the back of NII and strong commercial activity (net new money of €8.7bn; customers +10%)
  - **SAM:** solid **growth in net sales (€6.4bn),** gaining market share in key markets
  - **Insurance:** continued growth backed by **non-related** and **savings products. Gross fees increased 6% YoY**

AuMs	Total fees[2]	RoTE
€447bn +12%	€2,776mn +1%	92% +36pp

Underlying P&L*	Q3'23	% Q2'23	9M'23	% 9M'22	% 9M'22[1]
Total revenue	874	0.0	2,591	39.0	37.8
Net operating income	590	-0.7	1,746	59.0	57.6
Attributable profit	432	-0.9	1,251	62.1	61.0
Contribution to profit	854	-0.8	2,486	26.4	26.4

(*) € mn and % change in constant euros.

(1) % change in current euros.

Note: 9M'23 data and YoY changes (revenue lines and commercial activity in constant euros).
(2) It includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network.

Santander 40

PagoNxt

- **Merchant Acquiring:** strong TPV growth (+24% YoY) with market share gains in core markets
- **Payments Hub** already one of the largest processors of A2A payments in Europe
- **Revenue increased 23% in constant euros** due to overall increase in business activity and volumes across geographic segments especially in our Merchant (Getnet) and Trade businesses

Merchant

Total Payments Volume (TPV)	Number of transactions
€149bn +24%	+32%

Financial performance

Revenue

+23%



668
820
9M'22
9M'23

EBITDA margin

+13 pp



6.8%
19.6%
9M'22
9M'23

Cards

- **98 million cards,** best quarter of the last six in portfolio growth underpinned by all regions
- **Best quarter** in customer activity (**€83bn turnover, +11%** vs. Q3'22)
- **Revenue grew +10%** in constant euros
- **High profitability** with **RoTE of 42%**

Cards

Turnover	Fees
€240bn +10%	+19%

Revenue performance

Constant € mn



2,887
3,180
9M'22
9M'23

+10%
9M'22 vs. 9M'23

Santander

Note: 9M'23 and YoY changes in constant euros. Cards does not include Digital Consumer Bank or PagoNxt.

41

42 Appendix Investor Day Targets summary and our last step towards ONE SANTANDER Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary

Reconciliation of underlying results to statutory results

	January-September 2023			January-September 2022		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	32,139	—	32,139	28,460	—	28,460
Net fee income	9,222	—	9,222	8,867	—	8,867
Gains (losses) on financial transactions [1]	1,969	—	1,969	1,115	—	1,115
Other operating income	(459)	224	(235)	152	35	187
Total income	**42,871**	**224**	**43,095**	**38,594**	**35**	**38,629**
Administrative expenses and amortizations	(18,961)	—	(18,961)	(17,595)	—	(17,595)
Net operating income	**23,910**	**224**	**24,134**	**20,999**	**35**	**21,034**
Net loan-loss provisions	(9,511)	474	(9,037)	(7,778)	287	(7,491)
Other gains (losses) and provisions	(1,862)	(459)	(2,321)	(1,460)	(322)	(1,782)
Profit before tax	**12,537**	**239**	**12,776**	**11,761**	**—**	**11,761**
Tax on profit	(3,552)	(213)	(3,765)	(3,538)	—	(3,538)
Profit from continuing operations	**8,985**	**26**	**9,011**	**8,223**	**—**	**8,223**
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	**8,985**	**26**	**9,011**	**8,223**	**—**	**8,223**
Non-controlling interests	(842)	(26)	(868)	(907)	—	(907)
Profit attributable to the parent	**8,143**	**—**	**8,143**	**7,316**	**—**	**7,316**

(1) Includes exchange differences.

Explanation of January-September 2023 adjustments:

- Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
- Provisions to strengthen the balance sheet in Brazil in the first quarter, totalling EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

Explanation of January-September 2022 adjustments:

- Mainly, payment holidays in Poland.

Santander

43

44 Appendix Investor Day Targets summary and our last step towards ONE SANTANDER Primary and Secondary segments Reconciliation of underlying results to statutory results Glossary

45 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AM: Asset management • AT1: Additional Tier 1 • AuMs: Assets under Management • BFG: Deposit Guarantee Fund in Poland • bn: Billion • BNPL: Buy now, pay later • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Bank • CoE: Cost of equity • CoR: Cost of risk • Covid-19: Coronavirus Disease 19 • CRE: Commercial Real Estate • DCB: Digital Consumer Bank • DGF: Deposit guarantee fund • DPS: Dividend per share • eNPS: Employee net promoter score • EPS: Earning per share • ESG: Environmental, social and governance • FL: Fully-loaded • FX: Foreign exchange • FY: Full year • GDF: Global Debt Finance • GDP: Gross domestic product • GTB: Global Transaction Banking • GWPs: Gross written premiums • HQLA: High quality liquid asset • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • IPS: Institutional Protection Scheme • LCR: Liquidity coverage ratio • LLPs: Loan-loss provisions • LTV: Loan to value • M/LT: Medium-and long-term • mn: million • MREL: Minimum requirement for own funds and eligible liabilities • NII: Net interest income • NIM: Net interest margin • NOI: Net operating income • NPL: Non-performing loans • NPS: Net promoter score • OEM: Original equipment manufacturer • PB: Private Banking • PBT: Profit before tax • P&L: Profit and loss • PoS: Point of Sale • pp: Percentage points • Ps: Per share • QoQ: Quarter-on-Quarter • Repos: Repurchase agreements • RoA: Return on assets • RoE: Return on equity • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SAM: Santander Asset Management • SAN: Santander • SBB: share buybacks • SCIB: Santander Corporate & Investment Banking • SC USA: Santander Consumer USA • SME: Small and Medium Enterprises • SRF: Single Resolution Fund • ST: Short term • T1/T2: Tier 1/Tier 2 • TLAC: Total loss-absorbing capacity • TLTRO: Targeted longer-term refinancing operations • TNAV: Tangible net asset value • TPV: Total Payments Volume • YoY: Year-on-Year • YTD: Year to date • WM&I: Wealth Management & Insurance

46 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY • RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) • RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets • Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES • Loans: Gross loans and advances to customers (excl. reverse repos) • Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK • NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired • NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted • Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION • Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets ESG METRICS • Green Finance raised and facilitated = Nominal amount of PF, PF Advisory, PF bonds, Green bonds, ECA, M&A, ECM transactions classified by SCFS panel and reported in the League Tables since the beginning of the exercise. • SRI = Volume of assets under management classified as article 8 - promoting ESG objectives - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088). Includes assets managed by Santander Asset Management (SAM), third-party funds and SAM funds managed with equivalent criteria in those geographies where SFDR does not apply (mainly LatAm). • Financial inclusion (# People) = Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit or with limited financial literacy who, through the Group's products, services and social investment initiatives, are able to access the financial system, receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programs are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    25 October 2023 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer